Exhibit 1

MEMORANDUM OF AGREEMENT

DATED THIS 18th day of March, 2004.

AMONG

IAN JAMIESON

("Jamieson")
OF THE FIRST PART

-and-

CVF TECHNOLOGIES CORPORATION

("CVF")
OF THE SECOND PART

-and-

SRE CONTROLS INC.

("SRE")
OF THE THIRD PART

A) CURRENT OUTSTANDING SHARES AND DEBT OF SRE

1.    The issued and outstanding shares of SRE as at the date hereof are as follows:

Shareholder	Common Shares	Class A Shares	Total	% Voting	Class B Shares	Total (all shares)
CVF Corp.	-	1,169,418	1,169,418	75.77%	-	1,169,418
Jamieson	-	137,931	137,931	8.94%	-	137,931
Others	100,000	136,064	236,064	15.29%	22,736	258,800
Totals	100,000	1,443,413	1,543,413	100.0%	22,736	1,566,149

2.    The current debt outstanding to CVF and Jamieson respectively is as follows:

	CVF	Jamieson
Principal	$1,751,000.00	$840,000.00
Interest to March 31/04	$ 164,954.13	$ 45,500.00
Total	$1,915,954.13	$885,500.00

B) JAMIESON INVESTMENT

Jamieson agrees to invest $500,000.00 of new money into SRE and to convert $645,500.00 of SRE's existing debt and outstanding interest thereon to Jamieson (the "Jamieson Conversion Amount") on or before March 31, 2004 on the following terns and conditions:

1.	CVF converts all of the debt and outstanding interest thereon ($1,915,954.00, as shown in paragraph A2 above) owed to it by SRE (the "CVF Conversion Amount") into Common or Class A shares of SRE at a conversion price of $1.00 per share coincidentally with the investment of new monies by Jamieson.

2.

Following the conversion by CVF of the CVF Conversion Amount and by Jamieson of the Jamieson Conversion Amount, Jamieson shall receive Class A shares in the capital of SRE equal to 102% of the then issued and outstanding Common and Class A shares of SRE.

3.

Jamieson shall retain $240,000.00 of his current loan to SRE as senior debt which shall be due November 30, 2004 and bear interest at 10% per annum payable from and after March 31, 2004 on the due date and secured by a first charge/lien (GSA) over all the assets of SRE.

C) POST-INVESTMENT HOLDINGS

Immediately following the completion of Jamieson's investment, debt conversion by CVF and Jamieson and the issue of shares relative thereto, all as provided above, the shareholdings and debt of SRE shall be as follows:

SRE SHARES

Shareholder	Common/Class A Shares	% Voting	Class B	Total
Jamieson	4,970,395	59.94%	-	4,970,395
CVF	3,085,372	37.21%	-	3,085,372
Others	236,064	2.85%	22,736	258,800
Total	8,291,831	100.00%	22,736	8,314,567

calculations with respect to the foregoing are attached as Schedule "A".

DEBT

Debtholder	Principal Amount
Jamieson	$240,000.00 CDN
Faron	$125,000.00 US
MacPherson	$ 25,000.00 CDN
CVF	Nil

The foregoing numbers have been rounded and are subject to nominal changes following the exact determination of interest on CVF and Jamieson debt as agreed by CVF and Jamieson prior to the finalization of documentation.

D) DOCUMENTATION

The parties agree to take such action as necessary to complete the transactions contemplated above and cause SRE to convert debt, issue stock, pass resolution and to otherwise take such other action to complete and fully document the foregoing transactions within sixty (60) days of the receipt of the new monies by SRE from Jamieson.

E) GENERAL CONTRACTUAL TERMS
1.	Time shall be of the essence.

2.	This agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.	Each party hereby gives their further assurance that he or it shall co-operate with the other parties and do all things required to complete all matters as contemplated herein.

4.	This agreement may be signed in any number of counterparts and by facsimile, the receipt of which by each party shall be deemed to be the execution and receipt by all parties of the original.

DATED AT Hermanus, Western Cape, South Africa this 23rd day of March, 2004.

SIGNED, SEALED AND DELIVERED     )
In the presence of:                                 )
                                                            )
                                                            )
/s/Shirley N. Jamieson                           )             /s/ Ian Jamieson
Witness                                                             IAN JAMIESON

                                                                        CVF TECHNOLOGIES CORPORATION

                                                                        Per: /s/ Robert Nally
                                                                        Name: ROBERT NALLY
                                                                        Office: COO

                                                                        I have authority to bind the Corporation.

                                                                        SRE CONTROLS INC.

                                                                        Per: /s/ Charles E. Faron
                                                                        Name: CHARLES E. FARON
                                                                        Office: President/CEO

                                                                        I have authority to bind the Corporation.

SCHEDULE "A"

SHARE CALCULATIONS

Calculation of CVF's shareholdings post-transaction:

1,169,418 (existing CVF shareholdings) + 1,915,954 (conversion of debt owed to CVF by SRE) = 3,085,372 Class A shares (post transaction total shareholdings)

Calculation of Jamieson's shareholdings post-transaction:

1,543,413 (total outstanding Class A and Common shares pre-conversion and pre-Investment) + 1,915,954 (CVF debt conversion) + 645,500 (Jamieson debt conversion) = 4,104,887 (total Common and Class A shares outstanding post-conversion) x 1.02 = 4,186,964 (Class A shares to be issued to Jamieson for new money investment) + 137,931 (Jamieson'spre-transactionshareholdings) + 645,500 (Jamieson debt Conversion) = 4,970,395 Class A shares (post transaction total shareholdings)

SRE CONTROLS INC.

(the "Corporation")

Directors' Resolution Authorizing Memorandum of Agreement

WHEREAS the directors have determined that it is in the best interests of the Corporation to enter into a Memorandum of Agreement with CVF Technologies Corporation ("CVF") and Ian Jamieson ("Jamieson") for the conversion of outstanding debt by the Corporation to those parties:

NOW THEREFORE BE IT RESOLVED THAT:

1.	The Corporation enter into a Memorandum of Agreement with CVF and Jamieson in the form attached hereto:

2.

Any one director or officer of the Corporation be and he is hereby authorized on behalf of the Corporation to execute and deliver the Memorandum of Agreement to CVF and Jamieson, with such alterations, additions, amendments and deletions as may be approved by such person executing the same, whose signature shall be conclusive evidence of such approval; and

3.

The persons designated in paragraph 2 above are hereby authorized for and on behalf of the Corporation to execute and deliver under the corporate seal of the Corporation all such other documents and to do all such other acts and things as may be necessary or desirable to give effect to this resolution or as my be required by CVF and Jamieson.

4.

The directors hereby agree that this resolution may be signed in several counterparts each of which when executed shall be deemed to be an original, and such counterparts shall each constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out below.

5.

The directors hereby agree that the execution and delivery of a facsimile transmission of this resolution shall constitute delivery of an executed original and shall be binding upon the director whose signature appears on the transmitted copy.

The foregoing resolution is hereby passed by all the directors of the Corporation pursuant to the provisions of the Business Corporations Act (Ontario), as evidenced by the signatures hereto.

DATED: March 16th , 2004.

/s/ Jeffrey Dreben	/s/ Robert Nally
Jeffrey I. Dreben	Robert B. Nally

/s/ Charles Faron	/s/ Ian Jamieson
Charles E. Faron	Ian Jamieson